Exhibit 21.1
Subsidiaries of Cytek Biosciences, Inc.

Name	Jurisdiction
Cytek Biosciences B.V.	Netherlands
Cytek Biosciences GmbH	Germany
Cytek Biosciences Ltd	United Kingdon
Cytek Biosciences Pte. Ltd.	Singapore
Cytek Biosciences S.A.S.	France
Cytek Japan Corporation	Japan
Cytek Limited	Hong Kong
Cytek (Shanghai) Biosciences Co., Ltd.	China
Cytek (Wuxi) Biosciences Co. Ltd.	China